INVEST IN SNAPIFY

All-in-one AI-powered solution to redefine professional event photography


snapify
Redefining
Professional
Event
Photography

snapify.ai New York NY

LEAD INVESTOR



Justin Kahn

I am an ardent supporter of Snapify because I believe that the photography industry is ripe for innovation and in dire need of cutting-edge tools to usher it into the age of instant gratification. Photographers today require modern solutions that cater to the rapidly evolving demands of their clients, and the team at Snapify, led by the visionary duo of Ran and Shai, is exceptionally well-positioned to revolutionize this space. Their extensive experience, combined with their passion for empowering photographers, instills confidence that they will successfully redefine the way we capture and share our most cherished memories. Consequently, I am excited to back Snapify as they strive to transform the photography landscape and enable photographers to thrive in this digital era

Invested $1,000 this round

Highlights

1. ✅ $1.1 million already invested in our patent-pending AI technology
2. ✅ Most significant tech advancement in the event photography industry
3. ✅ First all-in-one AI solution created specifically for professional event photographers
4. ✅ Recurring Revenue model with massive serviceable market size of $15 billion
5. ✅ 90% faster post-shoot editing with Snapify's intuitive AI-powered platform
6. ✅ Snapify's team of industry experts brings over 100 years collectively of professional experience
7. ✅ $53B serviceable available market, expected to reach over 275,000 professional event photographers

Our Team



Shai Zohar Chairman

Shai has more than 20 years of experience in the software development industry and has held the role of CTO in various technological companies. Prior to joining the world of tech, Shai also forged a successful career as a Real Estate entrepreneur.



Ran Rahav CEO

Ran is a highly-experienced media industry professional. As a LiveU executive for 15 years, he was a part of the company's journey, taking it from zero to a $500M acquisition.



Cid Carver Head of Marketing

With a passion for hardware, digital marketing and crowdfunding, Cid brings more than 10 years of experience to the table and has led multiple crowdfunding campaigns to successful multi-million dollar launches.



Noam Salach Head Photographer & Account Manager

Noam is a seasoned professional event photographer, who is now leading the business development efforts in the US and acting as the customer liaison to ensure 100% product satisfaction.



Shahar Aizik Head of Product & Design



With more than 10 years of experience in graphic design, Shahar has developed a diverse set of skills across various roles. Her expertise spans from art direction to digital marketing, and UX/UI design.

The future of professional event photography.



Introducing Snapify
90% faster post-shoot editing process, freeing up photographers to do more of what they love

With the $53 billion photographic services industry long overdue for disruption – Snapify's beta users are already calling our patent-pending AI technology a game-changer!

Our mission is to redefine and simplify (a.k.a. 'snapify') typically-tedious workflows for busy event photographers and improve the client and attendee experience by making both the shoot *and* post-photoshoot processes fast, secure, and effortless.

Snapify's intuitive solution for professional photographers fits seamlessly into their day-to-day work, giving them a competitive edge by significantly reducing their post-production workload.



Snapify AI
BACKS UP
FILTERS
EDITS
CREATE GALLERY

> ***Snapify helps professional event photographers to back-up, cull, edit and deliver their event snaps – in a snap!***



The Problem:
The current event photography workflow is (really) outdated

Whatever the occasion – from weddings to corporate events – hosts want to relive their precious memories and receive their beautiful photos quickly.

- **Too many disparate tools and services:** Professional photographers typically use a host of fragmented platforms both during and after the shoot, so the editing process is fiddly, and can take weeks.
- **Tedious post-shoot editing can be incredibly time-consuming:** Photo editing is by far the most time-consuming aspect of an event photographer's job, involving a lot of backing up, filtering, culling, and other repetitive drudge work.

- **Less 'me' time for photographers and more wait time for event hosts:** The current workflow is so time-consuming, photographers have less time to take on other jobs (or to simply enjoy more free time between jobs), and event hosts are frustrated by excessive wait times.

Snapify's solution is a 'first-of-its-kind'

Although there are various products currently on the market that offer either wireless tethering solutions to transfer photo files or AI-powered batch-photo editing – there hasn't been a platform that offers an all-in-one, end-to-end solution – from shoot to delivery.



The competition

Platform	e2e post processing	Automatic backup	Image culling	Image processing	Image sharing
Snapify	✓	✓	✓	✓	✓
Aftershoot	✗	✗	✓	✗	✗
Lightroom	✗	✗	✗	✓	✗
Pixieset	✗	✗	✗	✗	✓

SNAPIFY'S ALL-IN-ONE SOLUTION:

A game changer for professional event photographers

The Snapify suite: What's included, four simple components, one powerful end-to-end solution that shortens professional photography workflows by as much as 90%.


SNAPIFY DEVICE
SNAPIFY CARD
AI-POWERED EDITING TECHNOLOGY
SNAPIFY APP

- **Snapify device:** Snapify adds 5G connectivity through a small, lightweight device that connects wirelessly to any professional camera and backs up photos to the cloud in real time.
- **Snapify card:** An SD card connects the camera to the Snapify device and app. It also serves as a secondary backup to the primary SD card, and saves countless hours typically spent on file transfers.
- **AI-powered editing technology:** Our AI algorithm applies sophisticated, studio-quality culling and editing, including the photographer's own editing styles as a guide. Photographers can also edit photos manually if they want to.
- **Snapify app:** Available on both mobile & web, the app is used to manage photos, share them with clients, and receive payments. Clients can use it too, to access, sort and engage with the photos.

Why Snapify?

Because it's a win-win-win

Photographers

can spend more time taking photos and booking events, avoiding the burnout that comes from traditional event photography, and freeing up time to do more of what they love.





Event Hosts

can access professional, high-quality, edited images both in real-time during their event or the next day, all from a dedicated mobile app or web gallery.

Event Guests

can access their pictures in real-time via the Snapify app, and if they consent for facial recognition, they can see photos of themselves at the event just seconds after they're shot!



Why Photographers Love Snapify



Increased Productivity

Save countless hours transferring files between multiple memory cards and devices, and deliver photos to your clients in real time – all without lifting a finger (except to click!)



Improved Efficiency

Our AI algorithm kicks in almost instantly to cull and edit the photos using powerful features, as well as your own preferred styles


24

Peace Of Mind

Snapify backs up your photos directly to the cloud, giving you extra peace of mind so you can focus on the event

How it works

1. 

Take photos

2. 

Automatic upload

3. 

Snapify AI processing

4. 

Share with the clients

1. The photographer takes photos at an event, such as a wedding, bar/bat mitzvah, or corporate events
2. Photos are uploaded to the Snapify cloud in *real-time* using a small, dedicated cellular-based device that wirelessly connect to the camera
3. Snapify automatically starts processing and editing the photos using a powerful AI algorithm.
4. The photographer shares photos with event hosts and guests using a digital photo gallery via the Snapify app


Sorry
This video does not exist.

> ***The result is a workflow that's up to 90% shorter, giving event owners access to the photos that they want to see, share, and enjoy – much, MUCH faster.***


The Opportunity
• Solving a real need in a growing market
• Disrupting a $53 billion market

Source.

Unless you've been hiding under a rock, you'd know that AI is becoming the driving technology behind many products and industries right now.


AI market size is expected to grow by at least 120% year-over-year
The global AI market is valued at over $136 billion
AI industry value is projected to increase by over 13x over

Source.

The global photographic services market is also booming, and expected to be **valued at $52 billion by 2026**, growing at a compound annual growth rate (CAGR) of 6%.

But while current event photography workflows involve the use of multiple tools and applications at once, **Snapify's all-in-one, end-to-end AI solution** includes real-time storage, editing, and photo-sharing features that no other solution is offering.

This means we're well-positioned to disrupt this massive market.

Here are just a few indicators we're on track for rapid growth:

- Our successful beta testing phase started at the end of 2022, and we are getting fantastic feedback and endorsements.
- By the end of 2023, we expect to have around 200 paying customers, generating $1 million in revenue (ARR).

Forward-looking projections are not guaranteed.



I JOINED SNAPIFY AS A BETA TESTER, BUT NOW, I CANNOT IMAGINE GOING TO A CLIENT EVENT WITHOUT IT. THE AMOUNT OF TIME AND HEADACHE THAT SNAPIFY SAVES ME, IS INVALUABLE. MY PHOTOS ARE LITERALLY AUTOMATICALLY BACKED UP, AND EDITED AND THE WEB GALLERY CAN BE SHARED WITHIN DAYS, NOT WEEKS.

Mordy

> ***Top investment firms and financial analysts are calling 2023 the best year to invest in AI.***

WHY INVEST IN SNAPIFY?

It boils down to this:

1. The professional photography market is massive and growing.
2. Investing in AI is a smart move, especially now – particularly in industries as ripe for innovation as event photography.
3. Our beta testers say Snapify is a game-changer.
4. Millions of pro photographers *need* Snapify to compete in an era where customers expect top-quality photos and ultra-fast delivery.



SINCE I STARTED WORKING WITH SNAPIFY, I'M ABLE TO DELIVER MY CLIENTS PERFECTLY EDITED EVENT PHOTOS SHORTLY AFTER THE EVENT, INSTEAD OF WEEKS AND HAVE BEEN ABLE TO SAVE HOURS OF TIME AT THE COMPUTER

Itzhak

Joining Snapify on the ground floor today as an equity crowdfunding investor – before we experience what we believe will be exponential growth – is also a great way to broaden and diversify your investment portfolio with minimum fuss, and support a product you believe in.

Our entire Snapify team continues to work tirelessly to ensure success – not just for ourselves and our families, but for YOU – our investors.

We're raising

$ 5 Million


$ 5 Million
50% on Product Development
20% on Operations
30% on Marketing and Sales
30%
50%
20%

Only $2M of the $5M is being raised in this Wefunder offering.

Join us on this exciting journey to redefine the future of professional event photography.


Invest in Snapify today


Introducing
Snapify
90% faster post-shoot editing
process, freeing up photographers
to do more of what they love

Downloads

Snapify for WeFunder (1).pdf